UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2013

Compañía Cervecerías Unidas S.A.

(Exact name of registrant as specified in its charter)

United Breweries Company, Inc.

(Translation of registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, 23rd floor, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc.) (the “Company”) is incorporating by reference the information and exhibits set forth in this report on Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-190641) filed on August 15, 2013.

Other Events

In connection with the Company’s previously announced share offering and rights offering, the Company is filing documents relating to the share offering and rights offering as Exhibits 1.1, 99.1, 99.2, 99.3 and 99.4 to this report on Form 6-K.

Exhibits

Exhibit 1.1	The Underwriting Agreement, dated September 12, 2013, by and between the Company and J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co., as representatives of the several underwriters named therein, in connection with the Company’s share offering.

Exhibit 99.1	Form of ADS Rights Statement in connection with the Company’s rights offering.

Exhibit 99.2	Form of Company Notice in connection with the Company’s rights offering.

Exhibit 99.3	Form of Broker letter in connection with the Company’s rights offering.

Exhibit 99.4	Form of Client letter in connection with the Company’s rights offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervercerías Unidas S.A.
(United Breweries Company, Inc.)

	By:	/s/ Felipe Arancibia
	Name:	Felipe Arancibia
	Title:	Corporate Finance and IR Manager

Date: September 16, 2013

EXHIBITS INDEX

Exhibit 1.1	The Underwriting Agreement, dated September 12, 2013, by and between the Company and J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co., as representatives of the several underwriters named therein, in connection with the Company’s share offering.

Exhibit 99.1	Form of ADS Rights Statement in connection with the Company’s rights offering.

Exhibit 99.2	Form of Company Notice in connection with the Company’s rights offering.

Exhibit 99.3	Form of Broker letter in connection with the Company’s rights offering.

Exhibit 99.4	Form of Client letter in connection with the Company’s rights offering.